TMM COMPANY CONTACT:          AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                        Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                   312-726-3600
jacinto.marina@tmm.com.mx          kwalczak@dresnerco.com

Monica Azar, Investor Relations
011-525-55-629-8703
monica.azar@tmm.com.mx

GRUPO TMM REPORTS SECOND-QUARTER 2011 FINANCIAL RESULTS

(Mexico City, July 28, 2011) – Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; “TMM” or the “Company”), a Mexican intermodal transportation and logistics Company, reported today its financial results for the second quarter and first six months of 2011.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, “Second-quarter results continued to be affected by a challenging shipping marketplace, including the global reduction of tariffs for offshore vessels and product tankers, which impacted revenue and profit at Maritime compared to the second quarter of 2010. Notwithstanding, Maritime’s operational results and fleet utilization improved from the first quarter of this year.”

Serrano continued, “Prospects for a rebound in the shipping market look promising as tariffs appear to have hit bottom, which should translate in operational improvements at Maritime in upcoming quarters. Additionally, we are working diligently to add medium and long-term contracts to our fleet.”

Serrano concluded, “We continue to work on the implementation of our five-year growth plan, which includes the development of a container and liquids terminal at the Port of Tuxpan, Veracruz, and the addition of specialized offshore vessels to TMM’s fleet to meet the increasing demand for deep water exploration in Mexico. We are actively pursuing the financial implementation of these projects, which will allow TMM to grow and improve its capital structure.”

SECOND-QUARTER AND FIRST SIX-MONTHS 2011 FINANCIAL AND OPERATING RESULTS
Compared to the same periods of last year, consolidated revenue in the second quarter and first six months of 2011, decreased 7.7 percent and 13.4 percent, respectively, mainly due to reduced revenue at Maritime.

Consolidated operating profit increased 35.4 percent in the second quarter of 2011, but decreased 12.5 percent in the first half of 2011 compared to the same periods of 2010. Consolidated operating profit in the second quarter of 2011 included other income net of $6.4 million, mainly attributable to the recovery of certain tax incentives.

Compared to the same periods of last year, consolidated EBITDA in the second quarter of 2011 increased 10.0 percent to $24.3 million, and in the first half of 2011 decreased 5.1 percent to $42.8 million.

Interest expense in the second quarter of 2011 and first six months of 2011 was $17.4 million and $8.6 million, respectively. EBITDA minus interest expense resulted in free cash flow of $6.9 million in the second quarter of 2011 and of $8.2 million in the first half of 2011.

Compared to the same periods of last year, Maritime revenue in the second quarter and first six months of 2011 decreased 15.7 percent and 18.7 percent, respectively, compared to the same periods of last year. Second-quarter 2011 and first six-months 2011 operating profit was down 33.7 percent and 32.4 percent, respectively, compared to the same periods of last year. These reductions were partially offset by revenue and profit increases at harbor tugs due to increased vessel calls at Manzanillo.

Year over year, in the first six months of 2011, offshore revenue decreased 21.1 percent to $50.1 million, negatively impacted by lower average daily tariffs, lower utilization and three less vessels in operation, compared to the same period of 2010. Also in the first half of 2011, product tanker revenue decreased 17.7 percent to $16.7 million attributable to lower average daily tariffs and to lower utilization compared to the same period of last year. Six-month chemical tanker revenue decreased 25.2 percent to $9.8 million compared to the same period of 2011 as a result of having one less vessel in operation in the second quarter and to lower freight volumes in the first half of 2011 compared to last year.

Compared to the same periods of last year, Ports and Terminals’ second-quarter and first six-month 2011 revenue increased 21.0 percent and 18.5 percent, respectively. Year over year, second-quarter and six-month 2011 operating profit remained unchanged at $1.4 million and $3.4 million, respectively.

Compared to the same period of last year, first six-month 2011 revenue increased at the automotive segment by 66.7 percent to $4.0 million due to higher volumes, from 298,665 automobiles to 363,599 automobiles. Maintenance and repair segment revenue increased 14.3 percent to $4.0 million in the first half comparison due mainly to higher volumes at the Manzanillo depot and to the addition of a new client at Altamira in the second quarter. At Acapulco, first six-month 2011 revenue decreased 2.6 percent to $3.8 million, as two cruise ship lines changed routes in the first quarter of 2011, partially offset by a 52.8 percent revenue increase in the car handling segment due to higher export volumes.

Compared to second-quarter 2010, Logistics revenue increased 6.7 percent in second-quarter 2011. Excluding $6.7 million of revenue from the sale of assets in April 2010, Logistics revenue increased 7.6 percent in the first half of 2011 compared to the same period of 2010. These increases were mainly attributable to higher revenue at the auto hauling segment, which increased 43.2 percent in second-quarter 2011 and 46.6 percent in first-half 2011, compared to the same periods of last year as a result of higher volumes.

DEBT
As of June 30, 2011, TMM’s total debt was $892.0 million. The Company’s Trust Certificates debt was negatively impacted by $43.3 million from the appreciation of the peso versus the dollar in the 2011 first half. On February 15, 2011, the Company paid approximately $44.5 million of its Trust Certificates debt, including a capital prepayment of $8.4 million, and on May 13, 2011, prepaid the remaining balance of its securitization facility with Deutsche Bank of approximately $9.1 million.

Total Debt
Million of U.S. Dollars
	As of 12/31/10	As of 06/30/11
Mexican Trust Certificates (1)	$786.4	$822.6
Securitization Facility	11.8	0.0
Other Corporate Debt	73.9	69.4
Total Debt (2)	$872.1	$892.0

(1) 20-year term and non recourse to the Company
(2) Of total debt, only $22.0 million, or 2.5 percent, is short- term
Exchange Rate: 12.38 pesos/dollar at December 31, 2010 and 11.77 pesos/dollar at June 30, 2011

CONFERENCE CALL
TMM’s management will host a conference call and Webcast to review financial and operational highlights on Friday, July 29 at 11:00 a.m. Eastern time.

To participate in the conference call, please dial (888) 349-9585 (domestic) or (719) 325-2262 (international) at least five minutes prior to the start of the event. Accompanying visuals and a simultaneous Webcast of the meeting will be available at: http://www.visualwebcaster.com/event.asp?id=81287.

A replay of the conference call will be available through August 28 at 11:59 p.m. Eastern time, by dialing (888) 203-1112 or (719) 457-0820, and entering passcode 1429969. On the Internet a replay will be available for 30 days at: http://www.visualwebcaster.com/event.asp?id=81287.

Headquartered in Mexico City, TMM is a Mexican intermodal transportation and logistics Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s Web site at www.grupotmm.com. The site offers Spanish/English language options.)

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow…

Grupo TMM, S.A.B. and subsidiaries
Balance Sheet*
- millions of dollars –

	June 30,	December 31,
	2011	2010

Current assets:
Cash and cash equivalents	91.136	142.319
Accounts receivable
Accounts receivable - Net	51.374	37.594
Other accounts receivable	23.082	20.870
Prepaid expenses and others current assets	12.738	11.116
Non-current assets held for sale		0.717
Total current assets	178.330	212.616
Property, machinery and equipment	935.123	924.188
Cumulative Depreciation	(190.369)	(173.682)
Property, machinery and equipment - Net	744.754	750.506
Other assets	43.570	45.248
Deferred taxes	67.492	67.492
Total assets	1,034.146	1,075.862

Current liabilities:
Bank loans and current maturities of long-term liabilities	22.027	23.672
Sale of accounts receivable	0.216	11.223
Suppliers	23.056	23.181
Other accounts payable and accrued expenses	52.201	46.988
Total current liabilities	97.500	105.064
Long-term liabilities:
Bank loans	52.756	61.072
Trust certificates debt	812.903	775.536
Sale of accounts receivable	4.133	0.550
Other long-term liabilities	15.410	28.770

Total long-term liabilities	885.202	865.928
Total liabilities	982.702	970.992

Stockholders´ equity
Common stock	155.177	155.177
Retained earnings	(159.866)	(97.033)
Revaluation surplus	64.097	64.097
Initial accumulated translation loss	(17.757)	(17.757)
Cumulative translation adjusted	0.058	(8.522)
	41.709	95.962
Minority interest	9.735	8.908
Total stockholders´ equity	51.444	104.870

Total liabilities and stockholders´ equity	1,034.146	1,075.862

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
Statement of Income*
- millions of dollars –

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010

Ports and Terminals	6.898	5.722	14.078	11.885
Maritime	43.568	51.676	83.225	102.388
Logistics	19.171	18.025	38.260	42.300
Revenue from freight and services	69.637	75.423	135.563	156.573

Ports and Terminals	(5.178)	(3.995)	(10.008)	(7.762)
Maritime	(22.529)	(24.821)	(43.205)	(52.298)
Logistics	(19.600)	(18.903)	(38.268)	(42.511)
Cost of freight and services	(47.307)	(47.719)	(91.481)	(102.571)

Ports and Terminals	(0.303)	(0.361)	(0.616)	(0.725)
Maritime	(10.424)	(10.855)	(20.443)	(21.058)
Logistics	(2.699)	(2.737)	(5.257)	(4.590)
Corporate and others	(0.211)	(0.296)	(0.396)	(0.377)
Depreciation and amortization	(13.637)	(14.249)	(26.712)	(26.750)

Corporate expenses	(4.348)	(3.666)	(8.477)	(7.167)
Ports and Terminals	1.417	1.366	3.454	3.398
Maritime	10.615	16.000	19.577	29.032
Logistics	(3.128)	(3.615)	(5.265)	(4.801)
Corporate and others	(0.211)	(0.296)	(0.396)	(0.377)
Other (expenses) income - Net	6.385	(1.905)	7.170	(1.657)
Operating Income	10.730	7.884	16.063	18.428
Financial (expenses) income - Net	(27.797)	(15.301)	(43.196)	(32.202)
Exchange gain (loss) - Net	(10.313)	23.307	(41.674)	(10.960)
Net financial cost	(38.110)	8.006	(84.870)	(43.162)
(Loss) gain before taxes	(27.380)	15.890	(68.807)	(24.734)
Provision for taxes	(2.382)	(1.024)	(2.821)	(1.528)

Net (loss) gain for the period	(29.762)	14.866	(71.628)	(26.262)

Attributable to:
Minority interest	0.365	0.395	0.827	0.937
Equity holders of GTMM, S.A.B.	(30.127)	14.471	(72.455)	(27.199)

Weighted average outstanding shares (millions)	101.995	102.014	101.995	102.019
Income (loss) earnings per share (dollars / share)	(0.30)	0.14	(0.71)	(0.27)

Outstanding shares at end of period (millions)	101.995	101.995	101.995	101.995
Income (loss) earnings per share (dollars / share)	(0.30)	0.14	(0.71)	(0.27)

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
Statement of Cash Flows*
- millions of dollars –

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010

Cash flow from operation activities:
Net (loss) gain for the period	(29.762)	14.866	(71.628)	(26.262)
Charges (credits) to income not affecting resources:
Depreciation & amortization	16.030	15.884	32.043	30.196
Other non-cash items	29.336	(8.166)	77.050	42.632
Total non-cash items	45.366	7.718	109.093	72.828
Changes in assets & liabilities	(0.968)	(5.243)	(20.401)	(18.206)
Total adjustments	44.398	2.475	88.692	54.622
Net cash provided by operating activities	14.636	17.341	17.064	28.360

Cash flow from investing activities:
Proceeds from sales of assets	0.462	0.418	2.808	4.585
Payments for purchases of assets	(3.018)	(8.147)	(5.525)	(10.855)
Sale of share of subsidiaries		4.062		4.062
Net cash used in investment activities	(2.556)	(3.667)	(2.717)	(2.208)

Cash flow provided by financing activities:
Short-term borrowings (net)		2.219		7.203
Sale (repurchase) of accounts receivable (net)	(9.119)	(2.608)	(11.559)	(4.450)
Repayment of long-term debt	(12.039)	(17.368)	(62.560)	(30.930)
Proceeds from issuance of long-term debt	4.600	1.560	4.600	1.560
Acquisition of treasury shares, net		(0.013)		(0.013)
Net cash used in financing activities	(16.558)	(16.210)	(69.519)	(26.630)
Exchange losses on cash	0.712	(0.370)	3.989	1.281
Net (decrease) increase in cash	(3.766)	(2.906)	(51.183)	0.803
Cash at beginning of period	94.902	87.953	142.319	84.244
Cash at end of period	91.136	85.047	91.136	85.047

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.